FOR IMMEDIATE RELEASE

MacKenzie Capital Management, LP announces an extension of tender offer for FSP Galleria North Corp.

Moraga, Calif.—May 7, 2014—Affiliates of MacKenzie Capital Management, LP (the “Purchasers”) have extended the expiration date with respect to their tender offer for preferred shares of FSP Galleria North Corp. (the “Companies”).  The expiration date has been extended through June 6, 2014.

As of the date hereof, no Shares have been tendered by Shareholders.

Contact: Christine Simpson, 800-854-8357 x.1024
MacKenzie Capital Management, LP
1640 School Street
Moraga, California 94556